PB 3/11/15

15046558

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH. D.C.
194

SECURIT[...]ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52817

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Colorado Financial Service Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

304 Inverness Way South, Suite 355
(No. and Street)

Centennial, Colorado 80112
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chester Hebert 303-962-7267
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

B F Borgers CPA PC
(Name – *if individual, state last, first, middle name*)

5400 West Cedar Avenue, Lakewood, Colorado 80226
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/13/15

OATH OR AFFIRMATION

I, CHESTER HEBERT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COLORADO FINANCIAL SERVICE CORPORATION, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Chester Hebert

Signature

CHIEF EXECUTIVE OFFICER

Title

Vanessa Mercado

Notary Public

VANESSA MERCADO
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20144047809
My Commission Expires December 17, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Colorado Financial Service Corporation

Financial Statements
December 31, 2014

(with Report of Independent Registered Public Accounting Firm)

BF Borgers CPA PC
www.bfbcpa.us

Colorado Financial Service Corporation

Index to Financial Statements

BF Borgers CPA PC
Certified Public Accountants

5400 W. Cedar Ave
Lakewood, Colorado 80226
Telephone: 303.953.1454
Fax: 720.251.8836

Report of Independent Registered Public Accounting Firm

To the shareholder of Colorado Financial Service Corporation

We have audited the accompanying statement of financial condition of Colorado Financial Service Corporation (the "Company") as of December 31, 2014, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Colorado Financial Service Corporation as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

B F Borgers CPA PC

Lakewood, Colorado
February 25, 2015

Colorado Financial Service Corporation

Statement of Financial Condition

December 31, 2014

Assets

		December 31, 2014
Current Assets		
Cash	$	92,264
Proprietary Accounts of Introducing Brokers Accounts receivable		25,000
Prepaid expenses and other receivables		47,267
Gross Dealer Concession receivable		241,634
Marketable securities, available-for-sale, at market value (Note 3)		27,667
Total Current Assets	$	433,832

Liabilities and Shareholder's Equity

Current Liabilities		
Commissions Payable	$	198,208
Accrued Expenses Payable		16,459
Total Current Liabilities	$	214,667
Shareholder's Equity		
Common Stock, no par value, 100,000 shares authorized 100 shares issued and outstanding	$	-
Additional paid-in capital		39,658
Accumulated other comprehensive income		119,503
Retained earnings		60,004
Total Shareholder's Equity	$	219,165
Total Liabilities and Shareholders' Equity	$	433,832

Colorado Financial Service Corporation

Statement of Operations

For the Year Ended December 31, 2014

		Year Ended December 31, 2014
Revenues		
Brokerage commissions	$	5,526,756
Investment banking		124,500
Other income		330,644
Total Revenues	$	5,981,900
Expenses		
Commissions	$	5,057,126
Regulatory fees		101,863
Occupancy (Note 2)		14,000
Management fees (Note 2)		520,000
Administrative fee (Note 2)		85,140
Other general and administration expenses		783,861
Total Expenses	$	6,093,990
Loss before income taxes	$	(112,090)
Provision for income taxes (Note 5)	$	-
Net Loss	$	(112,090)

Colorado Financial Service Corporation

Statement of Other Comprehensive Income

January 1, 2014 through December 31, 2014

		Year Ended December 31, 2014
Net Loss	$	(112,090)
Other Comprehensive Income		
Unrealized holding loss	$	(42,599)
Total Comprehensive Income (Loss)	$	(154,689)

Colorado Financial Service Corporation

Statement of Changes in Shareholder's Equity

January 1, 2014 through December 31, 2014

	Common Stock			Additional Paid-in		Accumulated Other Comprehensive		Retained		
	Shares		Amount		Capital		Income		Earnings	Total
Balance at January 1, 2014	100	$	-	$	39,658	$	162,102	$	188,493	$ 390,253
Change in unrealized gains (losses) on available-for-sale investments	—		—		—		(42,599)		—	(42,599)
Contributions from/(dividends) paid to shareholder	—		—		—		—		(16,399)	(16,399)
Net income (loss)	—		—		—		—		(112,090)	(112,090)
Balance at December 31, 2014	100	$	-	$	39,658	$	119,503	$	60,004	$ 219,165

Colorado Financial Service Corporation

Statement of Cash Flows

For the Year Ended December 31, 2014

		Year Ended December 31, 2014
Cash Flows from Operating Activities		
Net Income	$	(112,090)
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in current assets and liabilities:		
Change in AFS Investments		(42,599)
Receivables and prepaid expenses		9,266
Accounts payable and accrued liabilities		72,310
Net Cash Used in Operating Activities	$	(73,113)
Cash Flows from Investing Activities	$	-
Cash Flows from Financing Activities		
Contributions (Distributions) to/ from Shareholder		(16,399)
Net Cash Provided by Financing Activities	$	(16,399)
Net Increase (Decrease) in Cash	$	(89,512)
Cash at Beginning of Period	$	181,776
Cash at End of Period	$	92,264

Colorado Financial Service Corporation

Notes to Financial Statements

Note 1: Organization, Presentation and Summary of Significant Accounting Policies

Organization and Basis of Presentation
Colorado Financial Service Corporation (the "Company") is a broker-dealer registered with the SEC and is a member of FINRA. The Company is a wholly owned subsidiary of Colorado National Corp (Parent). The Company's primary source of revenue is commissions.

Basis of Presentation
The Company is engaged in a single line of business as a fully-disclosed broker-dealer pursuant to certain exemptive provisions of SEC Rule 15-c3-3 subparagraph (k)(2)(ii)

Use of estimates in the preparation of financial statements.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions
Commission expenses are recorded on a trade-date basis as securities transactions occur.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Commissions Receivable
Commissions receivable are stated at their net realizable value. Management believes that commissions receivable are fully collectible and has not recorded an allowance for doubtful accounts.

Income Taxes
Generally accepted accounting principles ("GAAP") requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Note 2: Related Party Transactions

The Company paid to its parent company a management fee totaling $520,000 and an administrative fee totaling $85,140 during the year ended December 31, 2014.

Note 3: Fair value of marketable securities

GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Netting and Collateral	Total
Assets					
Cash	$ 92,264.00	$ -	$ -	$ -	$ 92,264.00
Marketable Securities	$ -	$ 27,667	$ -	$ -	$ 27,667

The Company did not measure at fair value on a recurring basis any of its assets and liabilities using significant unobservable inputs (level 3) during the year ended December 31, 2014.

The Company valued Marketable Securities at Level 2 because the market for these securities is relatively inactive and volume of trades is low. The Company primarily owns securities in smaller public companies that are thinly traded. Therefore, determining fair values requires substantial judgment.

Securities traded in an active market are marked-to-market using the quoted market price of the stock and are classified as Level 2 inputs because they are thinly traded. Securities that do not have an active market are measured using unobservable inputs, and are classified as Level 3 inputs.

Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income (loss) until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

Fair Value Option

GAAP for financial instruments provides a fair value option election that allows the Company to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. No election has been made.

The marketable securities are available-for-sale. Accordingly, holding gains and losses are reflected in other comprehensive income in the accompanying financial statements.

Note 4: Shareholder's Equity

The Company is authorized to issue 100,000 shares of its no par value common stock.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2014, the Company had net capital of $138,351, which was $124,040 in excess of its required net capital of $14,311.

Note 5: Income Taxes

The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with GAAP, are as follows:

	Current	Deferred	Total
Federal	$ —	$ (36,055)	$ (36,055)
State	—	(6,573)	(6,573)
Valuation Allowance	—	42,628	42,628
	$ —	$ -	$ -

A reconciliation of the difference between the expected income tax expense and income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

	Rate
Expected income tax expense at U.S. Statutory rate	27%
Change due to state and local taxes, net of U.S. federal income Tax income tax effects	3%
Valuation Allowance	-30%
	0%

Colorado Financial Service Corporation

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Schedule I

Net Capital	
Total shareholder's equity qualified for net capital	219,165
Deductions:	
Non-allowable assets	(73,289)
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)	(7,525)
Net Capital	138,351
Aggregate Indebtedness	
Items included in the statement of financial condition:	214,667
Total Aggregate indebtedness	214,667
Computation of Basic Net Capital Requirement	
Minimum net capital required (based on aggregate indebtedness)	14,311
Minimum dollar requirement	5,000
Net capital requirement	14,311
Excess net capital	124,040
Excess net capital at 1000%	124,040
Ratio: Aggregate indebtedness to net capital	1.73 to 1

Colorado Financial Service Corporation

Reconciliation of the Computation of Net Capital for Brokers and Dealers with that Reported in Unaudited Part IIA (X-17a-5)

Schedule II

Net Capital, as Reported in Part IIA

(X-17a-5) of the Company's unaudited FOCUS report of December 31, 2014	184,917
Audit adjustments	(46,566)
	138,351

Colorado Financial Service Corporation

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014

Schedule III

Exemption is claimed under Section (k) (2) (ii) paragraph:

Colorado Financial Service Corporation holds no customers funds and/or securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Colorado Financial Service Corporation

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014

Schedule IV

Exemption is claimed under Section (k) (2) (ii) paragraph:

Colorado Financial Service Corporation holds no customers funds and/or securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

BF Borgers CPA PC
Certified Public Accountants

5400 W. Cedar Avenue
Lakewood, Colorado 80226
Telephone: 303.953.1454
Fax: 720.251.8836

Independent Auditor's Report on Internal Control

Required by SEC Rule 17A-5 for a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3

To the Sole Shareholder of:
Colorado Financial Service Corporation

In planning and performing our audit of the financial statements of Colorado Financial Service Corporation (the "Company"), as of and for the year ended December 31, 2014 in accordance with auditing standards of the Public Company Accounting Oversight Board, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above.

Segregation of Duties

The size of the business necessarily imposes practical limitation on the effectiveness of those internal control practices and procedures that rely on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. The above condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Colorado Financial Service Corporation, for the year ended December 31, 2014, and this report does not affect our report thereon dated February 25, 2014.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2014, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA). and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

B F Borgers CPA PC

Lakewood, Colorado
February 25, 2015